November 15, 2006

Re:	NYMEX Holdings, Inc. Registration Statement on Form S-1 File No. 333-135800

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 p.m. Eastern Time on November 16, 2006 or as soon thereafter as practicable.

Please be advised that between October 31, 2006 and November 13, 2006, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated October 31, 2006 (the “Preliminary Prospectus”):

No. of Copies

Prospective Underwriters	22,192

Dealers

Institutions	1,692

Others	230

Total	24,114

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934.

[signature page follows]

Securities and Exchange Commission 2	November 15, 2006

Sincerely, J.P. MORGAN SECURITIES INC. MERRILL LYNCH, PIERCE FENNER & SMITH INCORPORATED As Representatives of the several underwriters

By:	J.P. Morgan Securities Inc.

/s/ Richard Sesny
Name:	Richard Sesny
Title:	Vice President

By:	Merrill Lynch, Pierce Fenner & Smith Incorporated

/s/ Michele Allong
Name:	Michele Allong
Title:	Assistant Vice President